July 27, 2021

BY EDGAR

Christopher Dunham

Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	VineBrook Homes Trust, Inc.

Amendment No. 1 to

Registration Statement on Form 10-12G

Filed June 14, 2021

File No. 000-56274

Ladies and Gentlemen:

VineBrook Homes Trust, Inc. (the “Company”) has today filed Amendment No. 3 to its Registration Statement on Form 10-12G (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated June 29, 2021. For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s response are to the Registration Statement.

Amendment No. 1 to Registration Statement on Form 10-12G Filed June 14, 2021

Business

Our Portfolio, page 7

1.

We note your revision in response to comment 4. Please explain the term “make-ready turnover” and clarify or distinguish that term from turnover of homes that were unoccupied due to rehabilitation or other reasons. Please also revise to support your low turnover rates by, for example, quantifying lease renewals and terminations over a relevant period.

Response: The Company acknowledges the Staff’s comment and has revised page 7 to clarify the term “make-ready turnover” and to provide support for the company’s low turnover rate.

United States Securities and Exchange Commission

July 27, 2021

2.	Please revise to clarify the extent to which the 59 year average age of homes in your portfolio is older than the geographic average.

Response: The Company acknowledges the Staff’s comment and has revised page 7 to provide additional context regarding the average age of the company’s homes.

Financial Information

Summary Historical and Pro Forma Financial Data

Summary Pro Forma Financial Data, page 48

3.	We note your responses to comments 9, 10 and 11. Please provide us with the following information regarding your summary pro forma financial data.

•

In paragraph 2 on page 48, you disclose that the data for the three months ended March 31, 2021 is adjusted to reflect a full quarter of activity as if the homes were operating the whole quarter. Similarly, footnotes (2) and (3) on page 50 indicate that revenue adjustments assume the acquisitions occurred on January 1, 2020 and the properties began operations on that date. Please clarify if any of the homes were not operational prior to acquisition, and if so, why an adjustment was made to reflect operating activities for these homes.

Response: The Company acknowledges the Staff’s comment and has revised the statement “as if the homes were operating the whole quarter” on page 51 to be “as if the homes were owned by us for the entire quarter.” Additionally, the Company has revised the statement “and the properties began operations on that date” included in the footnotes on page 53 to be “and we owned the properties beginning on that date.” The Company advises the Staff that in preparing the pro forma statement of operations data it did not make any adjustments to reflect that non-operating homes were operating during the quarter ended March 31, 2021 or the year ended December 31, 2020. For example, for the three months ended March 31, 2021, the Company extrapolated post-acquisition results to the pre-acquisition period. The Company believes that extrapolating post-acquisition results to the pre-acquisition period is reasonable based on the Company’s knowledge and experience and its review of information provided by the sellers, including rent rolls for the acquired portfolios.

•

Please clarify the “other information and data,” in addition to historical financial data used to calculate NOI that you used to prepare the summary pro forma data. Also tell us specifically what pieces of NOI data were provided by the sellers and what adjustments, if any, were made to the data provided.

Response: The Company acknowledges that Staff’s comment and has revised page 51 to clarify what other information and data it used to prepare the summary pro forma data. The Company advises the Staff that the NOI data it received for the Conrex I acquisition was for the first half of 2020 and consisted of revenue, taxes, insurance, homeowner association fees, repairs and maintenance, utilities and property management fees. The NOI data the Company received for the Conrex II acquisition was for the year ended December 31, 2020 and consisted of

United States Securities and Exchange Commission

July 27, 2021

revenue, taxes, insurance, homeowner association fees, repairs and maintenance, utilities, property management and property general and administrative expenses. When preparing the pro forma adjustments for the Conrex I acquisition, the Company annualized the first half of 2020 data it received without making further adjustments. When preparing the pro forma adjustments for the Conrex II acquisition, the Company used the full year 2020 NOI data it received without making further adjustments. The Company then used other information and data it received from the sellers in the underwriting process, including rent rolls, deeds and insurance policies and its real estate knowledge and experience, including information regarding its portfolio performance to determine that annualizing the first half of 2020 NOI data for the Conrex I acquisition was reasonable and appropriate and that the Conrex I and Conrex II pro forma adjustments were reasonable and appropriate.

•

Tell us what estimates and assumptions you made about the acquired portfolios based on your portfolio’s prior performance, and why you believe it was appropriate to apply estimates and assumptions derived from your historical portfolio to the newly acquired portfolio.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that the Company used the historical NOI data provided by the sellers to prepare its pro forma adjustments. However, because the Company only received limited information from the sellers (e.g., for the Conrex I acquisition, the Company only received NOI data for the first half of 2020), the Company used its knowledge and experience and information regarding its portfolio’s performance to determine that it was reasonable and appropriate to annualize the first half of 2020 NOI data it received for the Conrex I acquisition and that its pro forma adjustments were reasonable and appropriate. For example, when annualizing the first half of 2020 NOI data for the Conrex I acquisition, the Company used its experience and knowledge of its portfolio’s performance to determine that items such as occupancy and turn costs remained stable throughout the year due to the COVID-19 pandemic. As a result and among other reasons, the Company determined it was appropriate to annualize the first half of 2020 NOI data by multiplying it by two.

•

We note that management identified lower occupancy rates in the acquired portfolios relative to currently owned properties in the same MSAs, and that lower initial occupancies were assumed in those MSAs for internal modeling purposes. Please clarify if the pro forma summary information includes occupancy assumptions other than what was known to be historically factual.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that the pro forma summary information is based on historical NOI data received from the sellers and does not include any occupancy assumptions other than what was known to be historically factual. The Company has revised page 51 to clarify that the trend information that the Company identified was not used to prepare pro forma financial information for Conrex I or Conrex II.

United States Securities and Exchange Commission

July 27, 2021

•

We note significant changes in pro forma revenues and expenses on an monthly average basis for both Conrex I and Conrex II when comparing the three months ended March 31, 2021 and the twelve months ended December 31, 2020. Please explain these changes in revenues and expenses separately for both Conrex I and Conrex II and how the pro forma amounts compare to the expected future results for these properties.

Response:     The Company acknowledges the Staff’s comment and advises the Staff that for Conrex I:

•

Monthly average revenue for the three months ended March 31, 2021 was $1.4 million compared to $1.9 million for the twelve months ended December 31, 2020, which was a decrease of $0.5 million. The decrease in revenue is related to the transition of ownership and aberrations that exist as the Company implements these homes into its management platform, and certain homes are onboarded at a slower pace. The Company was in the process of onboarding Conrex I homes during the three months ended March 31, 2021. The Company expects the revenue will normalize as these become implemented into its platform.

•

Monthly average expenses for the three months ended March 31, 2021 were $2.8 million compared to $2.1 million for the twelve months ended December 31, 2020, which was an increase of $0.7 million. This increase in expenses is also normal in the transition between ownership as the Company incurs costs to implement the homes into its management platform and the Company expects these increases to be temporary.

The Company advises the Staff that for Conrex II:

•

Monthly average revenue for the three months ended March 31, 2021 was $2.1 million compared to $1.7 million for the twelve months ended December 31, 2020, which was a increase of $0.4 million. The increase in revenue is related to the transition of ownership and aberrations that exist as the Company implements these homes into its management platform, and certain homes can be onboarded at a more rapid pace. The Company was in the process of onboarding Conrex II homes during the three months ended March 31, 2021. The Company expects the revenue will normalize as these homes become fully implemented into its platform.

•

Monthly average expenses for the three months ended March 31, 2021 were $3.9 million compared to $2.9 million for the twelve months ended December 31, 2020, which was an increase of $1.0 million. This increase in expenses is also normal in the transition between ownership as the Company incurs costs to implement the homes into its management platform and the Company expects these increases to be temporary.

Overall, the Company expects that the Conrex I and Conrex II portfolios will perform at a rate similar to the monthly averages for the three months ended March 31, 2021 until the properties in the Conrex I and Conrex II portfolios become fully implemented into the Company’s management platform. At that point, the Company expects the portfolios to perform at a rate similar to that of its other stabilized homes.

•

Explain more specifically how you adjusted historical revenue data to reflect a full quarter to derive pro forma revenue as described in footnote (1). Tell us if you used a similar methodology to derive pro forma expense.

Response:     The Company acknowledges the Staff’s comment and has revised page 53 to clarify how the Company adjusted historical revenue data to reflect a full quarter. The Company advises the Staff that the Conrex I acquisition occurred on January 22, 2021. As a result, the

United States Securities and Exchange Commission

July 27, 2021

Company had 69 days of historical financial data for the quarter ended March 31, 2021. To adjust this historical financial data to be for the entire quarter, the Company took the historical financial data it had from the date of acquisition through March 31, 2021 and divided that by the total of the number of days from the date of acquisition to the end of the quarter divided by the total number of days in the quarter (e.g., if revenue was $1.0 million from the date of acquisition to March 31, 2021, the Company would have divided $1.0 million by 69/90 for a total of $1.3 million for the quarter).

The Company advises the Staff that the Conrex II acquisition occurred on March 1, 2021. As a result, the Company had one month of historical financial data for the quarter ended March 31, 2021. To adjust this historical financial data to be for the entire quarter, the Company multiplied the historical financial data it had from the date of acquisition through March 31, 2021 by three (e.g., if revenue was $1.0 from the date of acquisition to March 31, 2021, the Company would have multiplied $1.0 million by 3 for a total of $3.0 million for the quarter).

The Company used the same methodology to derive pro forma expenses for the three months ended March 31, 2021.

•

In footnote (6), you disclose that annualized historical revenue data provided by the sellers of Conrex I for six months of 2020 was used to derive pro forma revenue. Please clarify what six month period was provided and specifically how you derived the pro forma revenue adjustment amount. For example, tell us if you simply doubled the six month historical revenue amount or if you considered lease executions, terminations or other items that occurred during the period that would impact the amount of your adjustment. Please also clarify to us if any adjustments were made to the three month pro forma revenue amounts, or if these amounts were simply extrapolated to the pre-acquisition period based on post-acquisition results.

Response:     The Company acknowledges the Staff’s comment and has revised page 53 to clarify that the six months of 2020 data received from the sellers of Conrex I was for the first half of 2020. The Company advises the Staff that the Company multiplied the six months of revenue information for 2020 by two to annualize the revenue data. As discussed further above, for the three months ended March 31, 2021, the Company extrapolated post-acquisition results to the pre-acquisition period.

•	Please provide us more detail about how you derived the various components of operating expense included in the pro forma expense adjustment.

Response:     The Company acknowledges the Staff’s comment and advises the Staff that the operating expenses included in the pro forma expense adjustment consist of: taxes, insurance, homeowner association fees, repairs and maintenance, utilities, property management and property general and administrative expenses. These expenses were derived from the historical NOI data provided by the sellers as further described above.

United States Securities and Exchange Commission

July 27, 2021

•

Footnote (8) includes an adjustment for interest expense related to borrowings attributable to the Conrex I Acquisition, but footnote (4) pertaining to the three month period does not include a similar adjustment. Additionally, footnote (8) discloses “in connection with the Conrex II Acquisition, the Company entered into a $125.0 million note with MetLife, which has an interest rate of 3.25% and a five-year term.” This is not consistent with disclosure in footnotes (5) and (9). Please clarify these discrepancies.

Response:     The Company acknowledges the Staff’s comment and has revised footnote 8 on page 53 to clarify that the Company entered into the $125.0 million note with MetLife in connection with the Conrex I acquisition. The Company also advises the Staff that the Company entered into the MetLife loan on January 6, 2021. The Company determined that since the loan was outstanding for substantially the entire three months ended March 31, 2021, no pro forma adjustment was necessary as it is already included in the historical amounts for the three months ended March 31, 2021.

•

In the subsequent event note on page F-30, you indicate that the Conrex acquisitions consisted of portfolio acquisitions and simultaneous bulk dispositions. Please elaborate on the terms of these transactions. For instance, tell us the parties involved, if the acquisitions and dispositions were contemplated as one transaction, whether the transactions were contingent upon each other, the impact of both the acquisitions and dispositions on your pro forma results and any other pertinent information that would assist in understanding the substance of the transactions.

Response:     The Company acknowledges the Staff’s comment and has revised page 3 to include additional details regarding the terms of the Conrex I and Conrex II transactions. Additionally, the Company has revised page 51 to cross reference the additional disclosure on page 3 of the business section.

The Company advises the Staff that the Conrex I acquisition and simultaneous disposition was contemplated as one transaction. The Company’s acquisition of Conrex I was not contingent on the simultaneous disposition but the disposition was contingent upon the Company’s acquisition of Conrex I. In the Conrex I transaction, the Company disposed of approximately 8.5% of the homes in the portfolio for approximately $28 million. The purchase price paid for the Conrex I portfolio and the number of homes acquired in the Company’s disclosure refer only to the homes the Company actually acquired (i.e., net of the simultaneous disposition). Additionally, the simultaneous disposition in the Conrex I transaction has no effect on the Company’s pro forma financial information as that information only reflects the homes the Company actually acquired.

The Company advises the Staff that the Conrex II acquisition and simultaneous disposition was contemplated as one transaction. The Company’s acquisition of Conrex II was not contingent on the simultaneous disposition but the disposition was contingent upon the Company’s acquisition of Conrex II. In the Conrex II transaction, the Company disposed of approximately 4.0% of the homes in the portfolio for approximately $16.6 million. The purchase price paid for the Conrex

United States Securities and Exchange Commission

July 27, 2021

II portfolio and the number of homes acquired in the Company’s disclosure refer only to the homes the Company actually acquired (i.e., net of the simultaneous disposition). Additionally, the simultaneous disposition in the Conrex II transaction has no effect on the Company’s pro forma financial information as that information only reflects the homes the Company actually acquired.

Management’s Discussion and Analysis, page 51

4.

We note your revised disclosure regarding Covid-19 and response to comment 12. Please advise us approximately what percentage of your tenants have received “limited payment plans” or protection against eviction.

Response: The Company acknowledges the Staff’s comment and has revised page 55 to provide the percentage of its tenants on a limited payment plan as of March 31, 2021.

5.	Please revise to further clarify the principal components of “property operating expenses” and quantify the approximate portion of such expenses attributed to renovation costs.

Response: The Company acknowledges the Staff’s comment and has revised pages 55, 56, and 57 to clarify the principal components of property operating expense and to quantify the appropriate portion of such expenses attributed to renovation costs.

Description of Registrant’s Securities To Be Registered

Share Repurchase Plan, page 116

6.

We note your revision in response to comment 20. Please revise to clarify the timing of repurchases, including whether they occur immediately after the end of your fiscal periods or follow a different schedule. Please also discuss the timing of repurchases as compared to the valuation of NAV, which we note may be calculated “on a quarterly or monthly basis” at the sole discretion of your Board, and the time necessary to perform such a valuation. Please further materially outline the process by which you retain discretion to repurchase at a price other than NAV per share, including but not limited to how you will determine when there has been “a material change (positive or negative) to the most recent NAV per share in effect,” how you will calculate the repurchase price in such circumstances, how and when such price will be communicated, and the impact of any repricing with the aggregate limitation “to more than 5% of [y]our aggregate NAV per calendar quarter.” Please further revise to identify your transfer agent and outline the “required documentation” necessary to submit a repurchase request.

Response: The Company acknowledges the Staff’s comment and has revised page 119 to include additional detail regarding the repurchase plan. The Company advises the Staff that repurchases, if any, are made at the end of each quarter and settlements of share repurchases will be made in cash within three business days of the end of the quarter as described on page 119.

United States Securities and Exchange Commission

July 27, 2021

7.	Please revise to further clarify “the minimum balance of $10,000” referenced on page 117 and address the extent to which it is unusual for similar entities.

Response: The Company acknowledges the Staff’s comment and has revised page 120 to clarify the minimum balance and to provide additional context for the minimum balance.

General

8.	We note your response to comment 22. Please revise to further clarify the “Valuation Methodology” and how net asset value (“NAV”) is currently calculated, including:

•	the process by which the value estimate was determined;

•

a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;

•

the key assumptions used in your Valuation Methodology, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;

•	the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and

•	a list of any prior period value estimates and the approximate date on which the next value estimate will be provided.

Please make corresponding revisions with respect to your new methodology expected to be completed on or about July 31, 2021.

Response: The Company acknowledges the Staff’s comment and has revised pages 8 through 11 to further clarify its current and new valuation methodology, and how the current NAV is and how the new NAV will be calculated. Further, the Company has revised pages 8 through 11 to note key assumptions, cautionary language regarding the sensitivity of our estimates and assumptions, as well as quantitative examples of the sensitivity of the estimates to changes in the assumptions. The Company advises that Staff that the current Valuation Methodology does not have componentized property assumptions or use capitalization rates; rather, per the Valuation Methodology, the Adviser uses a straight average of the property valuations received from the Valuation Providers and then applies the remainder of the methodology to this average as necessitated.

* * * * * * *

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag
Charles T. Haag

United States Securities and Exchange Commission

July 27, 2021

cc:	Brian Mitts, Chief Financial Officer, Assistant Secretary and Treasurer,
VineBrook Homes Trust, Inc.
Justin S. Reinus, Partner, Winston & Strawn LLP